UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number 000-31102

                                  Hemosol Inc.
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                 (Translation of registrant's name into English)

             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F  X   Form 40-F
                                                 ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.


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                The following is included in this Report on Form 6-K:

                     1. Press release dated January 15, 2004.







                                       2
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                                  HEMOSOL INC.

            HEMOSOL RECEIVES FINAL RECEIPT FOR SHORT FORM PROSPECTUS

TORONTO, ON, JANUARY 15, 2004 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) today announced that it has received a final receipt from the Ontario Securities Commission on behalf of the securities commissions in the Provinces of Ontario and Alberta for its short form prospectus.

This prospectus qualifies for distribution the common shares and warrants underlying the Series A special warrants and the Series B special warrants sold to investors by way of Hemosol's previously announced private placement on November 28, 2003. The Series A special warrants and the Series B special warrants will be deemed exercised at 5:00 p.m. (EST) on January 22, 2004, provided that, in the case of the Series B special warrants, shareholder approval of the issuance of the common shares and warrants underlying the Series B special warrants is obtained at a special meeting of shareholders to be held on January 22, 2004.


ABOUT HEMOSOL INC.

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities.

Hemosol Inc.'s common shares are listed on The Nasdaq National Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; Hemosol's ability to obtain sufficient financing to complete clinical development of its products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact:          JASON HOGAN
                  Investor & Media Relations
                  416 361 1331
                  800 789 3419
                  416 815 0080 fax
                  ir@hemosol.com
                  www.hemosol.com
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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                HEMOSOL INC.



Date:      January 15, 2004     By:  /s/ Lee D. Hartwell
                                   ---------------------------------------------
                                   Name:   Lee D. Hartwell
                                   Title:  President and Chief Executive Officer